                                 ACLN Limited

================================================================================
                                               Consolidated Financial Statements
                                                Quarter ended September 30, 2000

                                                                    ACLN Limited

                                                                        Contents
================================================================================

Consolidated financial statements:
 Balance sheets                                                             3
 Statements of income                                                       4
 Statements of shareholders' equity                                         5
 Statements of cash flows                                                   6
 Notes to financial statements                                            7-9


                                                                    ACLN Limited

                                                     Consolidated Balance Sheets
================================================================================

                                                                         September 30, 2000   December 31, 1999
                                                                             (Unaudited)          (Audited)
---------------------------------------------------------------------------------------------------------------
Assets

Current assets:

 Cash and cash equivalents                                                   $ 45,403,187           $13,944,855
 Cash restricted as to withdrawal                                              19,060,822            63,630,117
 Accounts receivable                                                           36,102,260             2,400,864
 Deferred expenses                                                                428,812               261,762

Fixed assets:

 Advance for vessels' construction                                             10,000,000                     -
 Sea vessels                                                                    5,880,000                     -
 Furniture and fittings                                                             4,718                 5,474
Deposits                                                                            4,991                 5,702
---------------------------------------------------------------------------------------------------------------
                                                                             $116,884,790           $80,248,774
===============================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:

 Accounts payable and accruals                                               $  3,618,628           $   884,541
 Amounts due to related parties                                                    31,747                36,272
 Income taxes payable                                                           4,524,074             3,012,615
---------------------------------------------------------------------------------------------------------------
                                                                                8,174,449             3,933,428
---------------------------------------------------------------------------------------------------------------

Commitments

Shareholders' equity :

 Ordinary shares, stated value of C(Pounds) 0,0064 (1999: C(Pounds)               172,159               170,112
  0,010) each 14,120,581 (1999:8,832,692) shares issued and
  outstanding
 Paid-in capital                                                               21,213,560            20,763,972
 Retained earnings                                                             87,253,391            55,320,409
 Accumulated other comprehensive income                                            71,231                60,853
---------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                             108,710,341            76,315,346
---------------------------------------------------------------------------------------------------------------
                                                                             $116,884,790           $80,248,774
===============================================================================================================

                                                                    ACLN Limited

                                               Consolidated Statements of Income

                                                              Three month period         Nine month period
                                                             ended September 30,        ended September 30,
                                                         -----------------------------------------------------
                                                                 (Unaudited)                (Unaudited)
                                                                  2000         1999          2000         1999
--------------------------------------------------------------------------------------------------------------
Sales
Sales of automobiles                                        22,670,000            -    62,870,000            -
Shipping revenues                                           27,634,180   28,156,400    55,873,348   72,331,820
--------------------------------------------------------------------------------------------------------------
   Total revenues                                          $50,304,180  $28,156,400  $118,743,348  $72,331,820
--------------------------------------------------------------------------------------------------------------
Cost of sales
Cost of automobiles                                         15,808,000            -    43,888,000            -
Cost of shipping revenues                                   20,203,599   20,310,308    38,297,621   52,368,974
--------------------------------------------------------------------------------------------------------------
   Total cost of sales                                      36,011,599   20,310,308    82,185,621   52,368,974
--------------------------------------------------------------------------------------------------------------
                  Gross profit                              14,292,581    7,846,092    36,557,727   19,962,846
Selling, general and administrative expenses                 1,498,969    1,226,794     3,565,948    3,237,668
--------------------------------------------------------------------------------------------------------------
                  Income from operations                    12,793,612    6,619,298    32,991,779   16,725,178
--------------------------------------------------------------------------------------------------------------
Other income (EXPENSE)
   Interest income                                             326,250            -       624,375            -
--------------------------------------------------------------------------------------------------------------
                                                               326,250            -       624,375            -
--------------------------------------------------------------------------------------------------------------
Income before income taxes                                  13,119,862    6,619,298    33,616,154   16,725,178
Income taxes                                                   644,571      349,972     1,683,172      826,161
--------------------------------------------------------------------------------------------------------------
Net income                                                  12,475,291    6,269,326    31,932,982   15,899,017
--------------------------------------------------------------------------------------------------------------
Other comprehensive income:
   Foreign currency translation adjustments                      5,848       51,938        10,378       10,573
--------------------------------------------------------------------------------------------------------------
Comprehensive income                                       $12,481,139  $ 6,321,264  $ 31,943,360  $15,909,590
==============================================================================================================
Net income per share - basic                               $      0.89        $0.49  $       2.29        $1.24
==============================================================================================================
Net income per share - diluted                             $      0.85        $0.49  $       2.20        $1.24
==============================================================================================================
Weighted average shares outstanding - basic                 14.074.358   12,812,500    13.916.543   12,812,500
==============================================================================================================
Weighted average shares outstanding - diluted               14.696.966   12,887,500    14.510.090   12,873,541
==============================================================================================================

                                                                    ACLN Limited

                                  Consolidated Statement of Shareholders' Equity
                                                                     (Unaudited)
================================================================================

                                                             Capital  Stock       Paid-in     Retained    Cumulative      Total
                                                                                  Capital     Earnings    Translation
                                                                                                          Adjustment
                                                            Number     Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                                  8,832,692  $170,112  $20,763,972  $55,320,409      $60,853  $ 76,315,346
Stock split (5:4) on May 18, 2000                          2,208,173         -            -            -            -             -
Exercise of options and warrants                             255,856     2,047      435,213            -            -       437,260
Stock split (5:4) on September 19, 2000                    2,823,737         -            -            -            -             -
Exercise of options and warrants                                 123         -            -            -            -             -
Stock options issued for services                                  -         -       14,375            -            -        14,375
Net income                                                         -         -            -   31,932,982            -    31,932,982
Cumulative translation adjustment                                  -         -            -            -       10,378        10,378
-----------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 2000                                14,120,581  $172,159  $21,213,560  $87,253,391      $71,231  $108,710,341
===================================================================================================================================

                                                                    ACLN Limited

                                           Consolidated Statements of Cash Flows
================================================================================

                                                                                                    Nine month period
                                                                                                   ended September 30,
                                                                                               ---------------------------
                                                                                                        (Unaudited)
                                                                                                       2000           1999
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                                                    $ 31,932,982   $ 15,899,017
 Adjustments to reconcile net income to net cash provided by (used in) operating activities
    Depreciation                                                                                    120,756            420
    Stock issued for services                                                                        14,375         80,000
    Changes in assets and liabilities:
      Cash restricted as to withdrawal                                                           44,569,295    (20,342,848)
      Accounts receivable                                                                       (33,690,307)    (1,722,487)
      Deferred expenses                                                                            (167,050)    (1,363,277)
      Accounts payable and accruals                                                               2,734,087        300,792
      Amounts due to related parties                                                                 (4,525)        (3,526)
      Income taxes payable                                                                        1,511,459        715,263
--------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) operating activities                                       47,021,072     (6,436,646)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
--------------------------------------------------------------------------------------------------------------------------
     Payment of advance for vessel construction                                                 (10,000,000)             -
--------------------------------------------------------------------------------------------------------------------------
     Purchase of fixed assets                                                                    (6,000,000)        (6,146)
--------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                                    (16,000,000)        (6,146)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
--------------------------------------------------------------------------------------------------------------------------
     Exercise of options and warrants                                                               437,260              -
--------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                                        437,260              -
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                             31,458,332     (6,442,792)
Cash and cash equivalents, beginning of period                                                   13,944,855     11,264,950
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                       $ 45,403,187   $  4,822,158
==========================================================================================================================
Supplemental cash flow information:
 Income taxes                                                                                  $     76,967   $          -
 Interest paid                                                                                 $          -   $          -
 Interest received                                                                             $    624,375   $          -
==========================================================================================================================

                                                                    ACLN Limited

                                                   Notes to Financial Statements

                          (Information with respect to June 30, 2000 and the six
                               months ended June 30, 2000 and 1999 is Unaudited)
================================================================================

1.   Inception and Principal   ACLN Limited was incorporated on February 16,
     Activities                1993 in Cyprus as Hemswell Holdings Co Limited
                               and later changed its name to ACLN Limited. It remained dormant until January 1, 1995, when it acquired Compagnie Labiad de Navigation S.A.M., a
                               Company incorporated in Monaco. The principal activity of the group is international marine logistics. . During the year the Company commenced a new line of business of selling new automobiles to markets in North Africa.

2.   Significant Accounting    Unaudited Interim Consolidated Financial
     Policies                  Statements

                               In the opinion of the Company's management, the consolidated balance sheet as of September 30, 2000 the consolidated statements of operations for the three and nine months ended September 30, 1999 and 2000, the consolidated statements of cash flows and the consolidated statement of shareholders' equity for the nine months ended September 30, 2000 contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the three and nine months ended September 30, 2000 are not necessarily indicative of the results for any other period. These financial statements should be read in conjunction with the Company's audited financial statements as of and for the year ended December 31, 1999.

                               Basis of Presentation

                               The accompanying consolidated financial
                               statements include the accounts of ACLN Limited and its wholly-owned subsidiary, Compagnie Labiad de Navigation S.A.M. (collectively the "Company"). All significant intercompany transactions have been eliminated. The financial statements have been prepared on the basis of accounting principles generally accepted in the United States.

                               Stock Split

                               On May 18, 2000, the Company effected a 5 for 4 and on 19 September 2000 a further 5 for 4 stock split of its ordinary shares. All per share amounts have been retroactively restated to reflect the effect of this stock split.

                               Revenue Recognition

                               The Company provides international marine logistics services and sells automobiles, which are shipped to destinations abroad, and sales are recorded at the time the shipment is completed.

                                                                    ACLN Limited

                                                   Notes to Financial Statements

                          (Information with respect to June 30, 2000 and the six
                               months ended June 30, 2000 and 1999 is Unaudited)
================================================================================

                         Concentrations of Credit Risk/Cash Restricted as to Withdrawal

                         The Company's credit risk with respect to the trade receivables arising as a result of sales of new automobiles is evaluated on a specific customer basis and is considered to be very low.

                         The Company's trade accounts receivable with respect to the liner services for the transport of cargo are collected on its behalf by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the credit risk from individual automobile shippers is considered to be minimal. The shipping agents deposit the proceeds for the benefit of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal in the accompanying balance sheet. The funds are transferred to the Company's bank accounts at the completion of processing by the central banking system in accordance with local currency exchange regulations. Cash Restricted as to Withdrawal deposited with the central banks on behalf of the Company by country are as follows:

                         Country                    September 30,   December 31,
                                                         2000           1999
                         -------------------------------------------------------
                         Angola                                 0    $ 7,608,132
                         Egypt                                  0      6,707,988
                         Guinea                         1,192,820     13,536,832
                         Benin                          1,948,004      1,594,867
                         Nigeria                        1,993,812      8,708,277
                         Tunisia                       13,926,186     25,474,021
                         -------------------------------------------------------
                                                      $19,060,822    $63,630,117
                         =======================================================

                         Segmental Reporting

                         The Company has two reportable segments: operation of liner services for the transport of cargo and selling of new cars. Required disclosure information with respect to each segment for the three and the nine months ended September 30, 2000 is as follows:

                         Three months ended September 30, 2000:
                         --------------------------------------
                                         Marine
                                         ------
                                       Logistics     Automobile      Total
                                       ---------     ----------      -----
                                        Services        Sales
                                        --------        -----
                                           US$           US$           US$

                         Sales        27,634,180     22,670,000    50,304,180
                                      ==========     ==========    ==========
                         Gross profit  7,430,581      6,862,000    14,292,581
                                      ==========     ==========    ==========

                                                                    ACLN Limited

                                                   Notes to Financial Statements

                          (Information with respect to June 30, 2000 and the six
                               months ended June 30, 2000 and 1999 is Unaudited)
================================================================================

                         Total assets 95,474,790     21,410,000    116,884,790
                                      ==========     ==========    ===========

                         Segmental Reporting (con'd)

                         Nine months ended September 30, 2000:
                         -------------------------------------

                                         Marine
                                         ------
                                       Logistics     Automobile      Total
                                       ---------     ----------      -----
                                        Services        Sales
                                        --------        -----
                                           US$           US$          US$
                         Sales        55,873,348     67,870,000    118,743,348
                                      ==========     ==========    ===========
                         Gross profit 17,575,727     18,982,000     36,557,727
                                      ==========     ==========    ===========
                         Total assets 95,474,790     21,410,000    116,884,790
                                      ==========     ==========    ===========

                         Comparative information for the three and the nine months ended September 30, 1999 is not applicable because the automobile sales segment began operations in March 2000.

3.   Purchase of vessel  During the period the company acquired M/V Emerald Bay, a second hand vessel, which was later renamed to M/V Sea Atef, for a total purchase price of US$6,000,000. The depreciation rate used to write-off the cost of this vessel is 6% per annum. In addition the company has paid US$10,000,000 as an advance towards the purchase of two more new vessels.